Exhibit 99.1

Dear Brookfield Asset Management Shareholder:

We are pleased to inform you that your Board of Directors has set the record date for a special dividend to distribute to you units of Brookfield Property Partners L.P., a recently formed company that will own substantially all of Brookfield Asset Management’s commercial property operations, including our office, retail, multi-family and industrial assets. Brookfield Property Partners L.P. (“BPY”) will be our flagship public commercial property company and the primary entity through which Brookfield will carry on our commercial property operations on a global basis.

Brookfield will effect the distribution by way of a special dividend of units of BPY, payable on April 15, 2013 to shareholders of record as of March 26, 2013. On the distribution date, each shareholder will receive one BPY unit for approximately every 17.42 shares of Brookfield (that is, 0.0574 BPY units for each Brookfield share). The dividend is currently estimated to be valued at approximately $1.45 per Brookfield Class A or B share, or approximately $900 million in the aggregate, based on December 31, 2012 International Financial Reporting Standards values.

Shareholders will receive a cash payment in lieu of any fractional interests in the BPY units. Brookfield will use the volume-weighted average of the trading price of the BPY units for the five trading days immediately following the spin-off to determine the value of the BPY units for the purpose of calculating the cash payable in lieu of any fractional interests.

The spin-off of Brookfield Property Partners from Brookfield Asset Management continues the build-out of our asset management platform, establishing a pure-play commercial property entity that we believe will be well positioned to source and execute large-scale transactions across a wide spectrum of commercial real estate sectors and geographies.

Following the spin-off, Brookfield Asset Management’s Class A limited voting shares will continue to trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BAM” and “BAM.A”, respectively. Brookfield Property Partners’ units have been conditionally approved for listing on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BPY” and “BPY.UN”, respectively, and are scheduled to commence trading on April 15, 2013.

Please take note of the following:

•	No action is required on your part to receive units of Brookfield Property Partners – this will occur automatically.

•	You will not be required to pay for the new units or to surrender any Brookfield Asset Management shares.

•

The spin-off will be considered a taxable dividend to you equal to the fair market value of the units received plus the amount of cash received in lieu of fractional units. For this purpose, the fair market value will be reported as the five-day volume weighted average of the trading price for Brookfield Property Partners units following the spin-off. For registered shareholders, to the extent you owe withholding taxes on the special dividend, the transfer agent will withhold sufficient units, which will be sold, and the proceeds used to satisfy your withholding tax.

•

If you hold Brookfield Asset Management Class A limited voting shares in certificated form, you will receive a certificate representing your interest in Brookfield Property Partners. If you hold Brookfield Asset Management Class A limited voting shares in book-entry form, a book-entry account statement reflecting your ownership of Brookfield Property Partners’ limited partnership units will be mailed to you, or your brokerage account will be credited for the units on or about April 15, 2013.

•	Any fractional units will be settled in cash.

We encourage you to read the enclosed Canadian prospectus/U.S. information statement, which describes the spin-off in detail and contains important business, tax and financial information.

We look forward to your continued support as a shareholder of Brookfield Asset Management and a unitholder of Brookfield Property Partners. We remain committed to working on your behalf to continue to build long-term value for your investment.

Yours very truly,

J. Bruce Flatt

Senior Managing Partner & Chief Executive Officer

Brookfield Asset Management Inc.

March 19, 2013